October 7, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Attention:	Peggy Kim

	Re:	SEC Comment Letter dated September 23, 2008
Oscient Pharmaceuticals Corporation
Registration Statement on Form S-4, filed on September 10, 2008,
File No. 333-153394

Ladies and Gentlemen:

On behalf of Oscient Pharmaceuticals Company (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 23, 2008 relating to the Company’s Registration Statement on Form S-4 (File No. 333-153394) filed with the Commission on September 10, 2008 (the “Registration Statement”). For reference purposes, the Staff’s comments as reflected in the Staff’s letter dated September 23, 2008 are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

The Company is concurrently filing via EDGAR a complete copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”). A copy of the Amendment No. 1 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

For your convenience, the Company is also supplementally providing to the Staff copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on September 10, 2008.

October 7, 2008

Form S-4

1.	Please confirm that you will file a Schedule TO-I in connection with this issuer tender offer. Refer to Rule 13e-4(a)(1) and (2).

We confirm that we will file a Schedule TO-I as required by Rule 13e-(4).

2.	Confirm for us that the offer will be open for a full 20 business days, as required by Rule 14e-1(a). See Rule 13e-4(a)(3) for additional guidance on the definition of “business day.”

We confirm that the offer will be open for a full 20 business days, as required by Rule 14e-1(a).

Prospectus Summary, page 1

Tax consequences, page 8

3.	We note that you refer to the description of tax consequences in the main part of the prospectus. Please revise to briefly describe the tax consequences in the summary term sheet. Refer to Section II.F.2. of SEC Release No. 34-42055.

In response to comment 3, we have revised the summary term sheet to include a brief summary of tax consequences.

Special Note Regarding Forward-Looking Statements, page 46

4.	Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995 since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

In response to comment 4, we have revised this disclosure to remove the reference to the Private Securities Litigation Reform Act of 1995 and confirm that we will refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Extensions; Amendments, page. 52

5.

We note that if required by law, you will extend the exchange offer for a period of five to twenty business days. Please revise to state in the event of a material change, including a waiver of a material condition, you will extend the offer

October 7, 2008

period if necessary so that at least five business days remain in the offer, following notice of the material change and that in the event of a change in price, the amount of securities sought, or other similarly significant change, you will extend the offer period so that at least ten business days remain in the offer, following notice of the change. Refer to Rule 13e-4(e)(3).

In response to comment 5, we have revised this disclosure.

Return of Existing 2011 Notes Accepted for Exchange, page 55

6.	We note that you state that existing 2011 notes that are not to be exchanged will be credited to an account maintained with DTC, as promptly as practicable. Please tell us how this complies with Rule 14e-1(c) or revise, here and on page 56, to clarify that notes will be credited promptly.

In response to comment 6, we have revised the disclosure in each instance to reflect that existing 2011 notes not exchanged will be credited “promptly”.

Conditions for Completion of the Exchange Offer, page 56

7.	Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the offeror and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. Please revise the reference to “threatened” actions or those “otherwise relating in any manner to the exchange offer” since it is unclear how these actions could be objectively determined.

In response to comment 7, we have deleted “otherwise relating in any manner to the exchange offer” and replaced “threatened” with “reasonably likely to be instituted”. We acknowledge that that an exchange offer may only be subject to conditions that are not within the direct or indirect control of the offeror and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied, and respectively submit that a reasonable expectation standard meets these criteria.

8.	The disclosure indicates “Any determination by us concerning the conditions described above will be final and binding upon all parties.” Revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge the Company’s determinations. Please also revise similar disclosure appearing on page 54.

In response to comment 8, we have revised the disclosure in each instance to make clear that any determination by the Company is subject to a security holder’s right to challenge the Company’s

October 7, 2008

determination and that the judgments of courts of competent jurisdiction are generally considered final and binding in such matters.

Fees and Expenses, page 58

9.	We noticed that Lazard Freres and MTS securities have been retained as financial advisors and may provide certain advisory and investment banking services. Please update this section as appropriate to include -the information required by Item 1015 of Regulation M-A. See Item 4(b) of Form S-4.

In response to comment 9, we supplementally inform the Staff the neither Lazard Freres & Co. LLC or MTS Securities, LLC has been engaged to issue a report, opinion or appraisal relating to the exchange offer.

Material United States Federal Income Tax Considerations, page 97

10.	Please revise the heading and discussion to clarify that you are describing the material tax consequences.

In response to comment 10, we have revised the disclosure.

Certain Tax Consequences to U.S. Holders, page 98

11.	Please revise to clearly state the tax consequences and whether holders will recognize tax gain or loss. We note that you appear to be representing that the exchange offer will be tax-free. Generally, disclosing that an offering will be a tax-free event to existing security holders is material to the investment decision, and thus an opinion is required by Item 601(b)(8) of Regulation S-K. It appears that their tax treatment also is material to an investment decision. Please advise us as why you have not included a tax opinion.

In response to comment 11, we have revised the disclosure and also have included a form of tax opinion filed as Exhibit 8.1 to the registration statement.

Selected Historical Financial Data, page 105

12.	Please revise to include book value per share as of the date of the most recent balance sheet presented. Refer to Item 1010(a)(4) of Regulation M-A.

In response to comment 12, we have revised the disclosure.

Financial Statements

October 7, 2008

13.	Please revise to include the information required by Item 1010(b) of Regulation M-A.

In response to comment 12, we have revised the disclosure on page 105 to include the pro forma financial information required by Item 1010(b) of Regulation M-A.

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We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call Patrick O’Brien at (617) 951-7527.

Very truly yours,

/s/ Patrick O’Brien

Patrick O’Brien